Form C

Cover Page

Name of issuer:

Surf ATL, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: GA

Date of organization: 9/8/2020

Physical address of issuer:

1872 Bragg Street
Atlanta GA 30341

Website of issuer:

https://www.surf-atl.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☑ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$25,000.00	$0.00
Cash & Cash Equivalents:	$25,000.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$15,924.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, BS, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Surf ATL, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Samuel Spencer Broome	Analytics Director	Digital Additive	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Samuel Spencer Broome	President	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Samuel Spencer Broome	26666.67 Common Units	88.9

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan
INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act

of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The team is all working on a part-time basis and are working in an industry (surf park) that is niche and new.

Having been recently formed, the Company's operations to date have been extremely limited and the Company has not generated revenue. Accordingly, the Company does not have an operating history upon which the investors may base an investment decision and it may be difficult to effectively assess the Company's future prospects or the commercial potential of the Company or its products. As a result, you should consider carefully the Company's business plan and the prior business and industry experience of the Company's management prior to investing in the Company. Moreover, the management and personnel, systems and facilities (if any), and infrastructure currently in place may not be adequate to support the Company's business plan and future growth. The Company may experience difficulties in managing growth and executing growth strategies.

The Company intends to use the net proceeds of this Offering to launch its business and reach self-sustainability, pay expenses associated with the Offering, and for working capital and general company purposes. Accordingly, the Company has significant flexibility in applying the net proceeds of this Offering.

The Company's business is dependent on the availability of adequate capital. To pursue growth of the Company, the Company is likely to employ further debt and equity financing, and anticipates conducting one or more future offerings. There can be no assurance that any future debt or equity financing will be available on terms favorable to the Company.

The Company's operating performance is dependent upon macroeconomic and financial conditions in those local and regional markets from which the Company intends to attract Park visitors. A general or localized economic downturn or monetary, fiscal, financial or currency crisis may cause a reduction in the revenue generated by the Company.

Dependency on the Success of Future Offering(s). The success of the Company will likely be contingent upon the success of one or more future offerings of units and/or Company debt (which may include convertible debt). The terms and success of such capital-raising efforts cannot be guaranteed, and adverse conditions in capital markets may result in the Company failing to raise the anticipated capital or having to offer units with terms that are more generous than those currently contemplated.

The Company's business depends on the Company's ability to meet the Company's workforce needs. The Company's success depends on the Company's ability to attract, train, motivate and retain qualified employees to keep pace with the Company's needs, including, but not limited to, employees with certain specialized skills in the field of surf instruction. Further, there is currently a shortage of both skilled and unskilled workers across the United States, and it is unknown how long this labor shortage will continue. If the Company is unable to do so, the Company's results of operations and cash flows may be adversely affected.
In addition, the Company will employ a significant seasonal workforce. The Company will recruit year-round to fill numerous seasonal staffing positions each season and work to manage seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place. There is no assurance that the Company will be able to recruit and hire adequate seasonal personnel as the business requires or that the Company will not experience material increases in the cost of securing the Company's seasonal workforce in the future. Increased seasonal wages or an inadequate workforce could materially adversely affect the Company's business, financial condition or results of operations.

The Company's growth strategy may not achieve the anticipated results. The Company's future success will depend on the Company's ability to grow the Company's business, including through capital investments to improve existing and create new attractions and other entertainment, as well as in-park product offerings and product offerings outside of the Park. The Company's growth and innovation strategies require significant commitments of management resources and capital investments and may not grow the Company's revenues at the rate expected or at all. As a result, the Company may not be able to recover the costs incurred in developing the Company's new projects and initiatives or to realize their intended or projected benefits, which could materially adversely affect the Company's business, financial condition or results of operations.

The Suspension or Termination of Any of the Company's Business Licenses May Have a Negative Impact on the Company's Business. The Company will need to maintain a variety of business licenses issued by federal, state, and local authorities that are renewable on a periodic basis. The Company cannot guarantee that it will be successful in renewing all licenses on a periodic basis. The suspension, termination, or expiration of one or more of these licenses could materially adversely affect the Company's revenues and profits. In addition, any changes to the licensing requirements for any of the Company's licenses could affect the Company's ability to maintain the licenses

Third-Party Agreements. The Company will negotiate and execute contracts with various third parties that are material to the Company and its operations, including hoteliers and restaurateurs. The Company's failure to identify appropriate business partners on economically advantageous terms or execute and abide by the terms of these agreements and other agreements in the future may have a material adverse effect on the Company and its prospects. Further, Whitewater's ability to perform under the Consulting Agreement is integral to the success of the Company, and Whitewater's failure to adequately perform as contracted could have a material adverse effect on the Company and its prospects. The proposed Consulting Agreement likely will not be finalized prior to a closing of this Offering and, if the Company is unable to retain Whitewater as currently anticipated, the Company may have to retain a different industry consultant on less favorable terms.

No Management Authority. Investors have no right or power to participate in the management of the Company and will not be given the opportunity to select or evaluate any of the Company's business strategies. Accordingly, prospective investors should only invest in the Company if they are willing to entrust all aspects of the management of the Company to the discretion of the Manager and the Company's officers. The Company's success will depend on the skill and acumen of the Company's officers, and in the event one or more officers retires, dies, becomes incompetent or disabled (i.e., unable by reason of disease, illness, or injury to perform their function as an officer), the Company may be unable to manage its affairs or continue its operations.

Business Interruptions. Business interruptions could delay the Company's sales. Loss of or damage to the Company's facilities or other equipment and fixtures through fire, theft, or other causes could have an adverse effect on the Company's ability to continue to grow.

Competition. The Company faces a competitive threat from other, similar parks throughout the United States with greater financial resources and established brands. The Company anticipates competing for consumer demand within the Southeastern region of the United States. Existing parks have significantly more developed financial, technical, marketing, and public relations resources than the Company. The Company's sales may be harmed if other parks are opened within the southeast United States, although no other surf parks are currently known to be in the planning stages in the State of Georgia.

Risks Related to Investments in Early-Stage Companies. Investments in growth stage companies such as the Company involve a high degree of business and financial risk and can result in substantial losses. Such companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing and marketing capabilities and a larger number of qualified managerial and technical personnel.

Concentration Risk. Ticket sales and memberships are anticipated to account for substantially all of the Company's revenue. The Company will be substantially dependent on such sales to generate revenue for the foreseeable future. If the market for the Company's products grows more slowly than anticipated or if demand for its products does not grow as quickly as anticipated, whether as a result of competition, pricing sensitivities, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of its customers, or other factors, the Company may not be able to grow its revenue.
Moreover, as the Company's operations will likely be concentrated, at first, in a limited number of facilities, the Company will be more likely to experience a significant operational disruption or catastrophic loss from acts of war or terrorism, fires, floods, earthquakes, hurricanes, labor strike or other labor activities, cyber-attacks and other attempts to penetrate the Company's information technology systems, unavailability of raw or packaging materials, or other natural or man-made events. If a significant operational disruption or catastrophic loss were to occur, the Company could breach agreements, its reputation could be harmed, and its business, liquidity, financial condition, and/or results of operations could be adversely affected due to higher maintenance charges, unexpected capital spending, or product supply constraints. Likewise, a disruption in transportation services could result in difficulties supplying materials to the Company's facilities and impact its ability to deliver products to customers in a timely manner, and its business, financial condition, or results of operations could be adversely affected.

Competition and Brand Acceptance. The market for tourism is very competitive, and the Company's business could be negatively affected if it does not compete effectively. The Company's principal competitors have substantially greater financial, marketing, research and development, and other resources, and several are much larger enterprises than the Company. Competition is based on such factors as innovation, differentiators, quality of experience, pricing, and more. If market conditions make the Company's offerings too expensive, its revenues could be affected. If the Company's principal competitors were to decrease their pricing, the Company could choose to do the same, which could adversely affect its margins and profitability. If the Company does not do the same, its revenues could be adversely affected due to the potential loss of sales or market share. The Company's revenue growth could also be adversely affected if it is not successful in developing new experiences for its customers or as a result of new introductions by its competitors. More stringent new customer demands may require the Company to make internal investments to achieve or sustain competitive advantage and meet customer expectations.

Intellectual Property Risks. The Company may not be able to adequately protect its intellectual property rights or may be accused of infringing intellectual property rights of third parties. The Company anticipates to regard its trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology, and similar intellectual property as critical to its success, and the Company will rely on trademark, copyright, and patent law, trade secret protection, and confidentiality and/or license agreements with its employees, customers, and others to protect its proprietary rights. The Company may not be able to discover or determine the extent of any unauthorized use of its proprietary rights. Third parties that license the Company's proprietary rights also may take actions that diminish the value of the Company's proprietary rights or reputation. The protection of the Company's intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps the Company may take to protect its intellectual property may not adequately protect its rights or prevent third parties from infringing or misappropriating its proprietary rights.Furthermore, the Company's intellectual property rights may not be upheld if challenged. Such claims, if they are proved, could materially and adversely affect the Company's business and may lead to the impairment of the amounts recorded for goodwill and other intangible assets. If the Company is unable to maintain the proprietary nature of its intellectual property, it may lose any competitive advantage it has. The Company and its customers and other users of its products may be subject to allegations that the Company or they or certain uses of the Company's products infringe the intellectual property rights of third parties. The outcome of any litigation is inherently uncertain. Any intellectual property claims, with or without merit, could be time-consuming and expensive to resolve, could divert management attention from executing the Company's business goals, and could require it or its customers or other users of its products to change business practices, pay monetary damages, or enter into licensing or similar arrangements. Any adverse determination related to intellectual property claims or litigation could be material to the Company's business, financial condition, or results of operations.

Technology Risks. A failure of one or more of the Company's key information technology systems, networks, processes, associated sites, or service providers could have a negative impact on its business. The Company will rely on information technology ("IT") systems, networks, and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), software and technical applications and platforms, some of which are managed and hosted by third-party vendors to assist the Company in the management of its business. The various uses of these IT systems, networks, and services may include, but are not limited to: hosting its internal network and communication systems; enterprise resource planning; processing transactions; summarizing and reporting results of operations; business plans, and financial information; complying with regulatory, legal, or tax requirements; providing data security; and handling other processes necessary to manage its business. Routine maintenance or development of new information systems may result in systems failures, which may have a material adverse effect on the Company's business, financial condition, or results of operations.
Increased IT security threats and more sophisticated cybercrime pose a potential risk to the security of the Company's IT systems, networks, and services, as well as the confidentiality, availability, and integrity of its data. This could lead to outside parties having access to the Company's privileged data or strategic information, its employees, or its customers. Any breach of the Company's data security systems or failure of its information systems may have a material adverse impact on its business operations and financial results. If the IT systems, networks, or service providers the Company will rely upon fail to function properly, or if the Company suffers a loss or disclosure of business or other sensitive information due to any number of causes, ranging from catastrophic events to power outages to security breaches, and its disaster recovery plans do not effectively address these failures on a timely basis, it may suffer interruptions in its ability to manage operations and reputational, competitive, or business harm, which may have a material adverse effect on its business, financial condition, or results of operations. In addition, such events could result in unauthorized disclosure of material confidential information, and the Company may suffer financial and reputational damage because of lost or misappropriated confidential information

belonging to it or to its partners, employees, customers, and/or suppliers. Although the Company may maintain insurance coverage for various cybersecurity risks, in any of these events, it could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems.

Positive Reputation. More generally, the success of the Company will depend upon the positive image that consumers have of its brand and maintaining a good reputation is critical to selling its products. The Company's reputation could be impacted negatively by public perception, adverse publicity (whether or not valid), negative comments in social media, or the Company's responses relating to:

• a perceived failure to address concerns relating to the quality, safety, or integrity of its attractions, products, and services;

• a perceived failure to maintain high ethical, social, and environmental standards for all its operations and activities;

• allegations that the Company, or persons associated with the Company or formerly associated, have violated applicable laws or regulations, including, but not limited to, those related to safety, employment, discrimination, harassment, whistle-blowing, privacy, or cyber-security;

• the Company's environmental impact, including use of agricultural materials, packaging, water and energy use, and waste management; or

• efforts that are perceived as insufficient to promote the responsible use of alcohol.

Failure to comply with federal, state, or local laws and regulations, maintain an effective system of internal controls, provide accurate and timely financial statement information, or protect the Company's information systems against service interruptions, misappropriation of data or breaches of security, could also hurt the Company's reputation. Damage to the Company's reputation or loss of consumer confidence in its products for any of these or other reasons could result in decreased demand for its products and could have a material adverse effect on its business, liquidity, financial condition, and/or results of operations, as well as require additional resources to rebuild its reputation, competitive position, and brand equity.

Property Plans. The Company's plan to develop the Park is tentative and subject to change. Real estate markets (including the availability of financing) can change rapidly and unforeseen circumstances can often adversely affect property development plans. It is anticipated that at or prior to the development of the Park, the Company will take on construction financing secured by the Park's underlying real property; in the event the Company fails to make payments pursuant to the terms of such financing arrangement, the lender may foreclose on the real property, thereby causing the Company to lose its largest tangible asset.

Adherence to Plan. The Company has developed a long-term plan and adherence to such plan is the basis for its operational, financial and exit projections. However, the Company has not covenanted or represented that it will adhere to such plan at all times. Rather the plan serves as a guideline and roadmap and is subject to change. Inability to perform according to plan may negatively impact the results of operations of the Company in a material manner.

Unspecified Investment. The Company has not identified the particular parcel it will purchase and develop into the Park. Accordingly, the Investors must rely upon the ability of the Manager and his affiliates to identify and purchase suitable real property for the development of the Park. The Company may be unable to find a sufficient real property to develop the Park as currently planned.

The Company's Due Diligence May Not Reveal All Factors Affecting Selection of Real Property and May Not Reveal Weaknesses in Such Real Property. There can be no assurance that the Company's due diligence processes will uncover all relevant facts that would be material to an investment in real property. Before making such an investment, the Manager will assess the strength of the real property and any other factors that he believes are material to the suitability of the real property for the development of the Park. In making the assessment and otherwise conducting customary due diligence, the Manager will rely on the resources available to him and, in some cases, investigations by third parties.

Potential Development Delays that Result in Increased Costs and Risks. The Company will purchase and install equipment at the Park site related to its business operations. There can be no assurance that equipment costs or development costs will not increase and exceed the anticipated costs. Depending on negotiations with contractors or other parties, there may be no guarantor that guarantees on-budget development operations. In addition, even if any party were to guarantee on- budget development operations, any such guarantee typically would not extend to "force majeure events" and moreover, there can be no assurance that any guarantor will have sufficient resources to satisfy their respective guarantees. If equipment costs or operation costs exceed anticipated costs, the Company's ability to make distributions to the Investors may be adversely affected.

The Development of the Park may be Subject to Political and Environmental Regulatory Opposition. The development of the Park may face organized opposition from certain individuals and organizations who are motivated to preclude any further development in the local area. Accordingly, there is a political/environmental risk to the development which may ultimately hinder the development of the Park. Opposition may include legal challenges to permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate construction and development of the Park, including political and public advocacy, electoral strategies, media and public outreach campaigns, and protest activity, whether legal or otherwise. In recent years, there has been an increase in eco-activism which, while difficult to predict and prone to disorganization, may nevertheless be difficult to overcome in the court of public opinion once it becomes focused on a particular environmental cause and receives local and national media attention.

The Company is Dependent on the Performance of Employees and/or Contractors. The performance of the Company and the returns of the Investors from their investment in the Company will depend, in large part, on the ability of the Company's employees and/or contractors to perform as anticipated by the Company. Although the Company is reasonably certain of the ability of its employees and/or contractors to perform effectively, there can be no assurances that any employee or contractor agreements will not be breached or cancelled. If the Company terminates any employees or contractors for non-performance, there can be no assurance that the Company could find replacement employees or contractors at the projected rates, which may adversely affect the Company's operations.

Laws Relating to Hazardous Waste and the Environment. Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such real property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous substances at a disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators for personal injury or property damage associated with exposure to released hazardous substances. If the land where the Park is located is found to be environmentally impacted, the financial condition of the Company will likely suffer. The Company cannot give any assurance that environmental issues will not exist with respect to the land where the Park is located. Even if environmental inspections are made, environmental issues may later be determined to exist because the inspections were not complete, accurate, or environmental releases migrated to the applicable real property from an adjacent parcel. The Company may be negatively impacted if concerns over environmental liability negatively impact the Company's operations.

Permitting and Zoning. While the Manager believes all required and substantive permitting and zoning will be acquired, local laws may change or permits may be subject to deadlines for completion which may not be met. There can be no guarantee that the Park will be legally feasible as currently contemplated.

The Entertainment and Tourism Industry Overall is Impacted by the Seasonality of Guests' Travel Plans. The Park's viability as an entertainment and tourist attraction may be seasonal in nature, which can be expected to cause quarterly fluctuations in revenues. Quarterly earnings and cash flows may be adversely affected by factors outside the Manager's control, including weather conditions and poor economic factors in the market in which the Company operates. For example, customers may be more likely to visit amusement parks in the summer months. This seasonality could be expected to cause periodic fluctuations in ticket-sale rates and operating expenses. The Manager can provide no assurances that the Company's cash flows will be sufficient to offset any shortfalls that occur as a result of these seasonal fluctuations. Volatility in the Park's financial performance as an entertainment and tourist attraction resulting from the seasonality of the industry could have a material adverse effect on the Company's ability to meet commitments that may occur throughout the year.

Various Factors Beyond the Company's Control Could Adversely Affect Attendance Figures at The Park, The Frequency with Which Guests Choose to Visit the Park, And Guest Spending Patterns the Park. The Company's success depends to a significant extent on discretionary consumer spending, which is heavily influenced by general economic conditions and the availability of discretionary income. The recent severe economic downturn, coupled with high volatility and uncertainty as to the future global economic landscape, including risks relating to the so-called "fiscal cliff," has had and continues to have an adverse effect on consumers' discretionary income and consumer confidence. The difficult regional economic conditions and recessionary periods in the locations of the Park may adversely impact attendance figures, the frequency with which guests choose to visit the Park and guest spending patterns at the Park. The actual or perceived weakness in the economy could also lead to decreased spending by guests. Both attendance and total per capita spending at the Park will be key drivers of the Company's revenue and profitability, and reductions in either can materially adversely affect the Company's business, financial condition and results of operations.
In addition, other factors beyond the Company's control could adversely affect attendance and guest spending patterns at the Park. These factors could also affect the Company's suppliers, vendors, insurance carriers and other contractual counterparties. Such factors include:
- war, terrorist activities or threats and heightened travel security measures instituted in response to these events;
- outbreaks of pandemic or contagious diseases or consumers' concerns relating to potential exposure to contagious diseases;
- natural disasters, such as hurricanes, fires, earthquakes, tsunamis, tornados, floods and volcanic eruptions and man-made disasters such as the oil spill in the Gulf of Mexico, which may deter travelers from scheduling vacations or cause them to cancel travel or vacation plans;
- bad weather and even forecasts of bad weather, including abnormally hot, cold and/or wet weather;
- changes in the desirability of particular locations or travel patterns of the Company's guests;
- low consumer confidence;
- oil prices and travel costs and the financial condition of the airline, automotive and other transportation-related industries, any travel-related disruptions or incidents and their impact on travel; and
- actions or statements by U.S. and foreign governmental officials related to travel and corporate travel-related activities (including changes to the U.S. visa rules) and theresulting public perception of such travel and activities.
Any one or more of these factors could adversely affect attendance and total per capita spending at the Park, which could materially adversely affect the Company's business, financial condition and results of operations.

Incidents or Adverse Publicity Concerning the Park or the Amusement Park Industry Generally could Harm the Company's Brand or Reputation and Negatively Impact the Company's Revenues and Profitability. The Company's brand and reputation will be among its most important assets. The Company's ability to attract and retain customers depends, in part, upon the external perceptions of the Company, the quality of the Park and its services and the Company's management integrity. The operation of amusement parks involves the risk of accidents, illnesses, environmental incidents and other incidents which may negatively affect the perception of guest and employee safety, health, security and guest satisfaction and which could negatively impact the Company's brand or reputation and the Company's business and results of operations. An accident or an injury at the Park or at similar parks operated by competitors, particularly accidents or injuries involving the safety of guests and employees, and the media coverage thereof, may harmthe Company's brand or reputation, cause a loss of consumer confidence in the Company, reduce attendance at the Park and negatively impact results of operations. Such incidents have occurred in the past and may occur in the future. The considerable expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated by such incidents. If any such incident occurs during a time of high seasonal demand, the effect could disproportionately impact the Company's results of operations for the year.

Because the Company Operates in a Highly Competitive Industry, the Company's Revenues, Profits or Market Share Could Be Harmed if the Company is Unable to Compete Effectively. The entertainment industry, and the amusement park industry in particular, is highly competitive. The Park will compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, home entertainment options, sports attractions, restaurants and vacation travel.
The principal competitive factors of an amusement park include location, price, uniqueness and perceived quality of the and attractions, the atmosphere and cleanliness of the amusement park, the quality of its food and entertainment, weather conditions, ease of travel to the amusement park (including direct flights by major airlines), and availability and cost of transportation to an amusement park. Certain of the Company's direct competitors have substantially greater financial resources than the Company will do, and they may be able to adapt more quickly to changes in guest preferences or devote greater resources to promotion of their offerings and attractions than the Company. The Company's competitors may be able to attract customers to their amusement parks in lieu of the Park through the development or acquisition of new attractions or shows that are perceived by customers to be of a higher quality and entertainment value. As a result, the Company may not be able to compete successfully against such competitors

The Company May Not be Able to Fund Amusement Park Capital Expenditures and Investment in Future Attractions and Projects. A principal competitive factor for an amusement park is the uniqueness and perceived quality of its attractions. The Company will need to make continued capital investments through maintenance and the regular addition of new attractions. The Company's ability to fund capital expenditures will depend on its ability to generate sufficient cash flow from operations and to raise capital from third parties. The Company cannot assure youthat its operations will be able to generate sufficient cash flow to fund such costs, or that the Company will be able to obtain sufficient financing on adequate terms, or at all, which could causethe Company to delay or abandon certain projects or plans.

The High Fixed Cost Structure of Amusement Park Operations Can Result in Significantly Lower Margins if Revenues Decline. A large portion of the Company's expenses will be relatively fixed because the costs for full-time employees, maintenance, utilities, advertising, and insurance do not vary significantly with attendance. These fixed costs may increase at a greater rate than the Company's revenues and may not be able to be reduced at the same rate as declining revenues. If cost-cutting efforts are insufficient to offset declines in revenues or are impracticable, the Company could experience a material decline in margins, revenues, profitability, and reduced or negative cash flows. Such effects can be especially pronounced during periods of economic contraction or slow economic growth, such as the recent COVID-19-related lockdowns.

Changes in Consumer Tastes and Preferences for Entertainment and Consumer Products Could Reduce Demand for the Company's Entertainment Offerings and Products and Adversely Affect the Profitability of the Company's Business. The success of the Company's business will depend on the Company's ability to consistently provide, maintain and expand amusement park attractions as well as create and distribute media programming, online material and consumer products that meet changing consumer preferences. If the Company's entertainment offerings and products do not achieve sufficient consumer acceptance or if consumer preferences change, the Company's business, financial condition, or results of operations could be materially adversely affected.

The Company's Operating Results will be Subject to Seasonal Fluctuations. Amusement parks like the Park have historically experienced seasonal fluctuations in the Company's annual attendance and revenue. It is expected, given the water features of the Park, that the majority of revenues will be generated in the spring and summer months. In addition, school vacations and school start dates also cause fluctuations in quarterly amusement park attendance and revenue. When conditions or events described in this section occur during peak season, there is only a limited period of time during which the impact of those conditions or events can be mitigated. Accordingly, such conditions or events may have a disproportionately adverse effect on the Company's revenues and cash flow.

The Company's Water-Based Attractions Put the Company at Risk of an Outbreak of Waterborne Bacteria, such as E. Coli. The Park's main attractions will be large pools, creating the risk of an outbreak of waterborne bacteria such as e. coli. Should the Park's pools contain waterborne bacteria harmful to guests, infections could break out amongst guests that negatively impact the Company's brand and reputation. Further, the Company would need to incur costs to remedy any such situation and likely shutdown until such an issue was properly cured in accordance with any federal, state, and/or local regulations. Such an occurrence would have a material adverse effect on the Company, its operations, and its revenues.

An Outbreak of Contagious Diseases can Reduce Demand Within the Entertainment and Tourism Industry. The widespread outbreak of an infectious or contagious disease in the United States, such as the H1N1, COVID-19, or Ebola viruses, could reduce travel and adversely affect demand within the entertainment and tourism industry. If demand for the ticket sales and memberships decreases significantly or for a prolonged period of time as a result of an outbreak of an infectious or contagious disease, the Park's revenue would be adversely affected, which could have a material adverse effect on the Company and its operations.

The Lodging Industry in General Faces Risks Not Associated with Other Real Estate Asset Classes. The Company will enter into long-term leases with one or more hospitality companies; accordingly, the Company's business may be indirectly adversely affected by various operating risks common to the hospitality industry. The Park will include a hotel and "glamping" campground, which have different economic characteristics than many other real estate assets. A typical office property, for example, has long-term leases with third-party tenants, which provides a relatively stable long-term stream of revenue. Hotels, on the other hand, generate revenue from guests who typically stay at the hotel for only a few nights, which causes the room rate and occupancy levels at hotels to change every day, and results in earnings that can be highly volatile.
In addition, the Company will be indirectly subject to various risks common to the lodging industry, including, among others, the following:
competition from other hotels in the market in which the Park operates;
over-building of hotels in the market in which the Park operates, which results in increased supply and will adversely affect occupancy and revenues at the Park's hotel;
dependence on business and commercial travelers and tourism;
increases in local hotel or lodging taxes;
increases in energy costs and other expenses affecting travel, which may affect travel
patterns and reduce the number of business and commercial travelers and tourists;
requirements for periodic capital reinvestment to repair and upgrade hotels;
increases in operating costs due to inflation and other factors, including energy costs,
that may not be offset by increased room rates;
changes in interest rates;
changes in the availability, cost, and terms of financing;
changes in assessed property taxes from changes in valuation or real estate tax rates;
increases in the cost of property insurance;
changes in governmental laws and regulations, fiscal policies, and zoning ordinances
and the related costs of compliance with laws and regulations, fiscal policies, and ordinances;
adverse effects of international, national, regional, and local economic and market conditions;
unforeseen events beyond the Company's control, such as terrorist attacks, travel-related health concerns, including pandemics and epidemics such as the H1N1 influenza, Ebola, the avian bird influenza and SARS, imposition of taxes or surcharges by regulatory authorities, travel-related accidents, travel infrastructure interruption and unusual weather patterns, including natural disasters such as hurricanes, tsunamis, or earthquakes;
adverse effects of a downturn in the lodging industry; and
risks generally associated with the ownership of hotels and real estate, as discussed in
greater detail below.
The occurrence of any of the foregoing could materially and adversely affect the Park's hospitality tenants (and therefore, the Company).

Contraction in the Global Economy or Low Levels of Economic Growth Could Impact the Park's Financial Results and Value. Hotel occupancy has historically been positively correlated with gross domestic product ("GDP"). During the past 20 years, hotel demand growth was negative at only three points, most notably during the recent recession (source: Smith Travel Research).
The hospitality industry is particularly affected by negative trends in the general economy, and the recovery period in this industry may lag behind overall economic improvement. Demand for hospitality industry products and services is linked to a number of factors relating to general global, national and regional economic conditions, including perceived and actual economic conditions, exchange rates, availability of credit and business and personal discretionary spending levels. Declines in corporate budgets and consumer demand due to adverse general economic conditions, weakened consumer confidence, limited availability of consumer credit, risks affecting or reducing travel patterns, or adverse political conditions can lower the revenues of hotels and thus the Park. These factors can inhibit the Company's ability to execute its business strategy, which could adversely affect the Company's financial condition, results of operations, and ability to make distributions.

The Hotel Property Manager and Franchisor (if any) Could Face Financial Difficulties that may Negatively Affect Operations at the Park's Hotel. The hospitality industry is a capital-intensive business that requires significant expenditures to operate properties and to provide the marketing support, quality control, and centralized reservation systems necessary to sustain franchisees' or owners' needs. Access to capital necessary for franchisors or management companies to operate is critical to the growth of the Park's hotel's business and revenue, and hence to the value and ability to realize on the Park. From 2008 to 2010, the credit and capital markets, and the financial services industry as a whole, experienced a period of significant disruption characterized by the bankruptcy, failure, collapse, or sale of various financial institutions, increased bankruptcy, failure, collapse, or sale of various financial institutions, increased volatility in securities prices, severely diminished liquidity and credit availability, and a significant level of intervention by the governments of the United States and other countries. While the markets later stabilized, new threats face the credit markets today, including negative interest rates in many other developed countries and economic indicators that can be interpreted as predicting a recession in the near term.

The Company will Have Limited Control Over Operations at the Park's Hotel Since they are Being Leased to a Third-Party Hotelier. The hotel portion of the Park will be leased to a hotelier. Under the anticipated terms of any such lease, the Company's ability to participate in operating decisions regarding the Park's hotel may be limited to certain matters, including approval of the annual operating budget, and the Company will likely not have the authority to require the Park's hotel to be operated in a particular manner. While the Manager or his affiliates will closely monitor the performance of the Company's independent lessees, it is anticipated that general recourse under the any lease agreement will be limited to termination if the lessee is in default under the lease, and/or termination and payment of a termination fee (which may be substantial and cause significant disruptions to the Company's bottom line).If the Company terminates the lease agreement, the Manager can provide no assurances that an adequate replacement lessee could be found in a timely manner, or at all, or that any replacement lessee will be successful in operating the Park's hotel. Furthermore, it is likely that most of the Company's lenders would need to approve any lessee and lease agreement, all of which could cause the Company to incur significant costs to obtain new lease agreements for the hotel portion of the Park. If any of the foregoing were to occur, it could have a material adverse effect on the Company.

Real Estate-Related Investments Face a Variety of Risks That can Adversely Impact the Company's Cash Flows and Value. Real estate historically has experienced significant fluctuations and cycles in value that may result in reductions in the value of real estate-related investments. The marketability and value of the Park, and any subsequent real estate investments, will depend on many factors beyond the control of the Company. The ultimate performance of the Park will be subject to the varying degrees of risk generally incident to the operation of the underlying real property. Revenues may be adversely affected by: (i) changes in national or international economic conditions; (ii) changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics; (iii) the financial condition of tenants, buyers, and sellers of properties; (iv) competition from other properties offering the same or similarservices; (v) changes in interest rates and in the availability, cost and terms of mortgage funds; (vi)the impact of present or future environmental legislation and compliance with environmental laws; (vii) the ongoing need for capital improvements (particularly in older structures); (viii) changes in real estate tax rates and other operating expenses; (ix) adverse changes in governmental rules and fiscal policies; (x) civil unrest; (xi) acts of God, including earthquakes, hurricanes, and other natural disasters; (xii) acts of war; (xiii) acts of terrorism (any of which may result in uninsured losses); (xiv) adverse changes in zoning laws; and (xv) other factors that are beyond the control of the Company. In the event that any of the properties underlying the Company's investments experience any of the foregoing events or occurrences, the value of and return on such investments could be negatively impacted.

The Park Could Fail to Meet Expectations and Result in a Loss on Your Investment in the Company. The Company intends to invest directly in the Park and its underlying real property. There is a risk that the Park will fail to perform as expected. Estimates of future income, expenses, and the costs of development necessary to allow the Company to develop and operate the Park as originally intended may prove to be inaccurate. In addition, the Company expects to finance the Park in part with secured or unsecured financing, and there is a risk that the cash flow from the Park could be insufficient to meet debt payment obligations.

The Company's Investments May Be Subordinated to Other Elements Comprising the Total Capitalization of the Park, Which Could Result in a Loss of the Company's Investment. The Company's investment in the Park and its underlying real property may be subordinated to debt on such assets. In the event of default on the debt secured by the Park or interests in the Park, the net proceeds from a foreclosure or restructuring may not be sufficient to cover the expenses of foreclosure or restructuring and payment in full of the debt. In such event, the Company may realize a loss of up to all of its investment before the debt suffers any loss.

Environmental Liabilities can Materially Adversely Impact the Company's Cash Flows and Value. The Company's operating costs and performance may be affected by the costs of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation or environmental problems that materially impair the value of the Park and any other investments in which the Company invests. Under various applicable environmental laws and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.
In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. In addition, some environmental laws create a lien on contaminated property in favor of the government for costs it incurs in connection with the contamination. Certain clean-up actions brought by governmental and private parties, as well as the presence of hazardous substances on a property, may lead to claims of personal injury, property damage, or other claims by private claimants.
Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and these restrictions may require substantial expenditures. In connection with the ownership and operation of the Park and its underlying real property, the Company may be potentially liable for any such costs. The costs of defending against claims of liability or remediation of contaminated property and the cost of complying with such environmental laws could materially adversely affect the Company's results of operations and financial performance.

Design, Construction, Or Other Defects in Property Acquired by the Company can Result in Additional, Unanticipated Expenditures, Which can Hurt the Company's Cash Flow. The Park may have design, construction, or other defects or problems that require unforeseen capital expenditures, special repair or maintenance expenses, or the payment of damages to third parties. Engineering, seismic, and other reports on which the Company relies as part of its pre-acquisition due diligence investigations may be inaccurate or deficient, at least in part because defects may be difficult or impossible to ascertain. Statutory or contractual representations and warranties made by the seller of the real estate on which the Park will be developed may not protect the Company from liabilities arising from property defects. Furthermore, after selling a property, the Company may continue to owe a statutory warranty obligation to the purchaser if any latent defects in such property are subsequently discovered.

Insurance Against Certain Catastrophic Losses May be Unavailable or Economically Unfeasible, Exposing the Company to Material Losses. With respect to the Park, hurricane, liability, fire, flood, extended coverage and rental loss insurance with insured limits and policy specifications that are customary for similar properties will be maintained. The Company expects that the insurance carried on the Park will be adequate in accordance with industry standards. The Company will attempt to maintain customary insurance coverage against liability

to third parties and property damage. There can be no assurance that insurance will be available or sufficient to cover the risks associated with the Company's investment strategy.
Additionally, certain losses of a catastrophic nature, such as wars, drought, natural disasters, terrorist attacks or other similar events, may be either uninsurable, or insurable at such high rates that to maintain such coverage would cause an adverse impact on the related investments. In general, losses related to terrorism are becoming harder and more expensive to insure against. Most insurers are excluding terrorism coverage from their all-risk policies. In some cases, the insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can greatly increase the total costs of casualty insurance for a property. As a result, not all investments may be insured against terrorism. If a major uninsured loss occurs, the Company could lose both invested capital in and anticipated profits from the affected investments.

Risks Related to Borrowing and Use of Leverage. Although the use of leverage permits the Company to raise capital in a non-dilutive manner, it also increases the Company's risk exposure resulting from declines in revenues and increases in expenses. All such debt will be secured by assets of the Company. If the Company cannot generate adequate cash flow to meet the principal and interest payments on its indebtedness, the investors' investment will be materially adversely affected.

A Breach of Debt Financing Agreement Covenants can Require Early Repayment. The Company may be a party to various loan, repurchase and other financing agreements which are likely to contain financial covenants that could, among other things, require it to maintain certain financial ratios. Should the Company breach the financial or other covenants contained in any loan or other financing agreement, the Company may be required to repay such borrowings in whole or in part immediately, together with any attendant costs. If the Company does not have sufficient cash resources or other credit facilities available to make such repayments, it may be forced to sell its assets. To the extent that the Company's borrowings are secured against its assets, a lender may be able to sell those assets. Moreover, any failure to repay such borrowings or, in certain circumstances, other breaches of covenants under the Company's loan agreements could result in the Company being required to suspend payment of any distributions.

Interest Rates may Adversely Impact the Company. The Company may borrow significant amounts of money to improve the Company (or any subsequent investment) or to pay for operating costs. An increase in interest rates may make borrowing money more expensive for the Company. The Company may borrow money on a variable rate basis; that is, the interest rate charged to the Company will increase as interest rates increase, and decrease as interest rates decrease. Higher interest rates could increase debt service requirements on debt under any floating rate debt that the Company incurs and could reduce the amounts available for distribution to the Members, as well as reduce funds available for the Company's operations or other purposes.

Indemnification. To the fullest extent permissible under applicable law, the Company will release, hold harmless, and indemnify each of the officers, the Manager, the employees and/or contractors of the Company, the Members, the Company's organizer, and the Company's liquidator from any loss incurred by such person attributable to any act or omission, except as otherwise set forth under the Operating Agreement. Prospective Investors should carefully read and consider the Company's indemnification obligations set forth in the Operating Agreement. Notwithstanding the foregoing, no term of the Operating Agreement may operate as a waiver of an Investor's rights under applicable securities laws.

RISKS RELATED TO CONFLICTS OF INTEREST
General. The officers are accountable to the Company as fiduciaries and, consequently, must exercise good faith and integrity in handling the business of the Company. Nevertheless, in the conduct of such business, conflicts may arise between the interests of the officers and those of the Investors, and potential investors should be aware of these conflicts of interest before investing in the Company.
No Obligation of Full-Time Service. The Company's officers and the Manager may not have an obligation to devote their full time to the business of the Company. Instead, each officer and the Manager may only be required to devote such time and attention to the affairs of the Company as they decide, in their sole discretion, is appropriate and they may engage in other activities or ventures, including ventures competitive with the Company or unrelated employment, which result in various conflicts of interest between such persons and the Company.
The Company's Counsel. The Company's legal counsel, Dwyer Law, represents the Company in connection with this Offering and may represent the Company's principals and certain of their affiliates with respect to certain matters in the future. Because of such roles and representation, conflicts of interest could arise. Should a dispute arise between the Company, any member, and the Company's principals or their affiliates, such counsel may not be able to represent any party.
Lack of Separate Representation. Neither the Operating Agreement nor any of the agreements, contracts, or arrangements between the Company, on the one hand, and the officers, on the other hand, were or will be the result of arm's-length negotiations. The attorneys, accountants, and others who have performed services for the Company in connection with the Offering, and who will perform services for the Company in the future, have been and will be selected by the Company. No independent counsel has been retained to represent the interests of the investors, and the Operating Agreement of the Company has not been reviewed by any attorney on their behalf.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Samuel Spencer Broome is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 92.5% to working capital to develop surf park, 7.5% Wefunder Fees.

If we raise: **$124,000**

Use of Proceeds: 92.5% to working capital to develop surf park, 7.5% Wefunder Fees.

Raising our maximum would allow for additional runway during our pre-development period while also allowing for more community involvement in the project.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use **5% of its gross revenues** to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received **5x their principal investment** (the repayment amount) , provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

VIP Bonus. Surf ATL LLC will offer a 5.5x return compared to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive the 5.5x return of principal in this offering. For more specific details on the company's offering, please review the description of the terms above.

The incentive is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Loan Amounts raised in this offering.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	50,000	29,999.99	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Company has not yet authorized preferred units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2023	Section 4(a)(2)	Common stock	$876,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Foster the joy of riding waves. In Atlanta.

Surf ATL is a 54-acre surf park and hospitality destination in Atlanta, Georgia. At its core, it features cutting-edge wave pools and amenities catering to surfing enthusiasts. However, it also offers much more, including a skate park, food and beverages, a hotel and spa, glamping, a rock climbing wall, various water activities, camps, and preserved green spaces for outdoor recreation and community gatherings.

Milestones

Surf ATL, LLC was organized in the State of Georgia in September 2020.

Since then, we have:

- We are already driven and supported by our community -- a burgeoning surf culture in Atlanta.

- We are leading a trend of access to inland wave technology.

- We believe in creating mechanisms for access for all populations

- We have local and county support for our project.

- We will also build complementary activities and have experienced development expertise on our team.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in September 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $15,924 compared to the year ended December 31, 2021, when the Company had revenues of $0.

- *Assets.* As of December 31, 2022, the Company had total assets of $25,000, including $25,000 in cash. As of December 31, 2021, the Company had $0 in total assets, including $0 in cash.

- *Net Income.* The Company has had net income of $0 and net income of $0 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2022 and $0 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To date, the Company has been financed with $876,000 in equity.After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Surf ATL, LLC cash in hand is $50,000, as of October 2023. Over the last three months, revenues have averaged $300/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,000/month, for an average burn rate of $700 per month. Our intent is to be profitable in 60 months. There are no material changes or trends in our finances or operations that occurred since the date that our financials cover.

We will have higher expenses as we move through pre-development to development and we expect to be revenue-generating in five years and raise 10-12 million in that timeframe. In 6 months, we expect 30K in monthly expenses and 5K in monthly revenue.

We are not profitable as we move through pre-development to development and we expect to be revenue-generating in five years and raise 10-12 million in that timeframe.

Aside from Wefunder, we are raising capital through a separate PPM and do not have short-term burn as this round will go toward pre-development and development phases of the project.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Samuel Spencer Broome, certify that:

(1) the financial statements of Surf ATL, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Surf ATL, LLC included in this Form reflects accurately the information reported on the tax return for Surf ATL, LLC filed for the most recently completed fiscal year.

Samuel Spencer Broome
President

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.surf-atl.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Wefunder Crowdfunding Revenue Share
Wefunder Crowdfunding Revenue Share

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Samuel Spencer Broome
Samuel Spencer Broome

Appendix E: Supporting Documents

OA_-_Surf_ATL_LLC__Executed___00036285-4xEECD3_.PDF

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Wefunder Crowdfunding Revenue Share
- Wefunder Crowdfunding Revenue Share

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Samuel Spencer Broome
- Samuel Spencer Broome

Appendix E: Supporting Documents

- OA_-_Surf_ATL_LLC__Executed___00036285-4xEECD3_.PDF

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Surf ATL, LLC

By

Spencer Broome
Founder/President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Spencer Broome
Founder/President
12/1/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.